Exhibit 10.14

AMNEAL PHARMACEUTICALS LLC SEVERANCE PLAN AND

SUMMARY PLAN DESCRIPTION

Introduction

This Amneal Pharmaceuticals LLC Severance Plan (the “Plan”) is established to provide for payment of severance benefits by Amneal Pharmaceuticals LLC (the “Company”) to eligible Participants whose employment with the Company Group (defined below) is terminated for reasons described under the conditions below. Participants who (i) terminate their employment for any reason other than for Good Reason, or (ii) are terminated for Cause, death, or disability, or (iii) are indirect equity owners of the Company (for purposes hereof, profit participation unitholders shall not be included within the term “equity owners”), are not eligible for any severance benefits pursuant to this Plan (collectively, “Excluded Employees”).

No employee or representative of the Company is authorized to modify, add to or subtract from these terms and conditions, except in accordance with the amendment and termination procedures set forth below.

This document constitutes both the Plan document and the Summary Plan Description for the Plan.

The Plan is intended to constitute an “employee welfare benefit plan” under Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). To the extent not preempted by ERISA or other federal law, the Plan shall be construed, administered and governed under the laws of the State of New York, without reference to rules relating to conflicts of law.

A.	Effectiveness

1.	This Plan has been approved by Company management, but will be of no force or effect until immediately prior to the consummation of the Impax Transaction.

2.	The “Impax Transaction” shall mean the transactions contemplated in the Business Combination Agreement by and among the Company, Impax Laboratories, Inc. (“Impax”), Atlas Holdings, Inc. and K2 Merger Sub Corporation, dated October 17, 2017, as may be amended.

B.	Eligibility

1.	A “Participant” in this Plan means any individual (other than temporary employees) employed by any of the Company, Amneal Pharmaceutical of NY LLC or Amneal Biosciences LLC (collectively, the “Company Group”) as of immediately prior to the effective date of the Impax Transaction, but shall not include any Excluded Employees.

2.	A “Qualifying Termination” means a Participant’s termination of employment (A) by a member of the Company Group (or a successor entity) without Cause, or (B) by the Participant for Good Reason, in either case, on or within 12 months after the effective date of the Impax Transaction.

a)	“Cause” means (i) any material failure or neglect by the Participant to perform his or her duties or responsibilities to the Company Group (other than any such failure resulting from the Participant’s disability or any such actual or anticipated failure after the issuance of a notice of termination for Good Reason by the Participant) after written notice for performance is delivered to the Participant by the Company Group, which notice specifically identifies the manner in which the Company Group believes that the Participant has not substantially performed such Participant’s duties, (ii) any act of fraud, embezzlement, theft, misappropriation, or material dishonesty by the Participant relating to the Company Group or its business or assets, (iii) the Participant’s commission of a felony or other crime involving moral turpitude, (iv) any gross negligence or intentional misconduct on the part of the Participant in the conduct of his or her duties and responsibilities or services, as applicable, with the Company Group or its affiliates or which adversely affects the image, reputation or business of the Company Group or its affiliates, or (v) any material breach by the Participant of any written agreement between the Company Group and the Participant or any written policy applicable generally to employees of the Company Group.

b)	“Good Reason” with respect to a Participant, means (i) a material diminution in the Participant’s authority, duties or responsibilities with the Company Group, (ii) the Company Group’s material reduction of the Participant’s Base Pay, as the same may be increased from time to time, or (iii) the Participant being required to relocate his principal place of employment with the Company Group more than 50 miles from his or her principal place of employment as of the effective date of the Impax Transaction, without the Participant’s written consent. A termination of employment by the Participant shall not be deemed to be for Good Reason unless (a) the Participant gives the Company Group written notice describing the event or events which is/are the basis for such termination within 60 days after the event or events occur, (b) such grounds for termination (if susceptible to correction) are not corrected by the Company Group within 30 days of the Company Group’s receipt of such notice (“Correction Period”), and (c) the Participant terminates his or her employment no later than 30 days following the Correction Period.

3.	An otherwise eligible Participant shall not receive a severance benefit under this Plan unless the Participant timely executes and does not revoke (if applicable) such documents, including a general waiver and release of claims, as the Company Group may deem necessary or appropriate in connection with the payment of such severance benefit and remains employed by the Company in good standing (as determined in the sole discretion of the Plan Administrator) until the Participant’s scheduled date of termination.

4.	A Participant who is eligible to participate in another plan, program or arrangement maintained or offered by a member of the Company Group (or a successor entity) which provides cash severance benefits, or who is party to a written employment agreement or employment offer letter with defined cash severance benefits, in any case, shall receive only the better of severance benefits provided in this Plan or the written employment agreement or employment offer letter.

C.	Amount of Payment of Severance Benefits

If the Company determines that a Participant is eligible to receive a severance benefit under this Plan, the amount of the severance benefit payable to the Participant generally will be determined as set forth in Appendix A; provided, however, that the total amount of a Participant’s severance benefits payable under the Plan shall not exceed the lesser of two times (i) the Participant’s base salary during the calendar year immediately preceding the year in which the Participant’s termination of employment occurs, and (ii) the maximum amount that may be taken into account under a qualified pension plan pursuant to Code Section 401(a)(17).

1.	Cash Severance Benefits

For purposes of determining the amount of cash severance benefits payable pursuant to Appendix A:

a)	“Base Pay” means the following, as determined without regard to any reduction in a Participant’s regular weekly rate of salary or hourly wage rate, as applicable, that occurs on or after the effective date of the Impax Transaction:

(i)	with respect to a salaried Participant, the regular weekly rate of salary payable to such Participant in effect immediately prior to his or her date of termination; and

(ii)	with respect to an hourly Participant, an amount equal to (A) such Participant’s straight time hourly wage rate as in effect immediately preceding his or her date of termination, exclusive of overtime, multiplied by (B) the number of such Participant’s standard hours per week.

b)	A Participant’s length of employment shall be measured by the Participant’s continuous employment from the date of the Participant’s most recent commencement of employment with the Company Group until his or her date of employment termination.

c)	The amount of cash severance benefits, if any, will be reduced by the Participant’s outstanding loan and cash advance amounts outstanding at the time of his or her termination.

The amount of cash severance benefits will be paid in a single lump sum within 60 days following a Participant’s date of termination, provided that the Participant timely executes and does not revoke the separation agreement and release as set forth in Section B.3. of this Plan.

Any entity in the Company Group may cause such amounts to be withheld from payment under this Plan as it determines necessary to fulfill any federal, state, or local wage or compensation withholding requirements and any applicable withholdings required by law.

Notwithstanding the date of payment of cash severance benefits, a Participant’s last date of coverage under the Company Group’s medical, dental, and/or vision benefit plans shall be determined in accordance with the applicable benefit plan documents. Notification to the Participant of the Participant’s rights to coverage under COBRA shall be provided to Participant as required by law.

2.	Partially Subsidized COBRA Premiums

The Company Group will partially subsidize the premium cost for continued group medical, dental, and/or vision coverage during the COBRA Period for the Participant and the Participant’s legal dependents who are participating in such coverages as of a Participant’s termination of employment, provided, in any case, that such Participant properly elects continuation coverage under the Company Group medical, dental, and/or vision plans under Section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“COBRA”). During the COBRA Period, (a) the Participant will pay the same amount toward the premium cost for his/her and his/her dependents’ medical and dental coverage that he/she would pay for that same level of coverage as an active employee, and the Company Group will pay the balance of the premium cost, and (b) the Participant will pay the full cost of the premium for vision coverage and the Company Group will pay the applicable two percent (2%) COBRA administrative fee; provided, however, that (x) if any plan pursuant to which such benefits are provided is not, or ceases prior to the expiration of the period of continuation coverage to be, exempt from the application of Code Section 409A under Treasury Regulation Section 1.409A-1(a)(5) or (y) the Company Group is otherwise unable to continue to cover the Participant under its group health plans without incurring penalties (including, without limitation, pursuant to the Patient Protection and Affordable Care Act or Section 2716 of the Public Health Service Act), then, in either case, an amount equal to the premium contribution amount that would have been paid by the Company Group for each remaining COBRA premium under such plans shall thereafter be paid to the Participant in substantially equal monthly installments over the continuation coverage period (or the remaining portion thereof).

The “COBRA Period” means, with respect to a Participant, a period beginning on the date of the Participant’s Qualifying Termination (or, if later, date of loss of eligibility under the terms of the Company Group health plan), and continuing until the earliest to occur of (i) the end of the calendar month in which the Severance Period ends, (ii) the expiration of the Participant’s (or his or her legal dependent’s, as applicable) eligibility for benefits under COBRA, and (iii) such time as the Participant becomes eligible to receive medical benefits under a “group health plan” (within the meaning of COBRA) maintained by a subsequent employer of the Participant (provided that the Participant is eligible to continue his/her COBRA coverages by paying the full cost of the applicable COBRA premiums after eligibility for such other group health plan until such COBRA coverage is otherwise terminated).

The “Severance Period” means the period expressed as a number of weeks for which severance is determined pursuant to Appendix A (notwithstanding that the actual severance payment would be payable in a lump sum).

3.	Outplacement Services

An eligible Participant will receive outplacement and career counseling services provided by a vendor selected by the Company. Outplacement services are available for the lesser of duration of the Severance Period (as defined above) or 26 weeks pursuant to Appendix A.

D.	Amendment or Termination of Plan

Prior to the effective date of the Impax Transaction, this Plan may be amended or terminated by the Severance Plan Benefits Committee at any time and from time to time, in its sole discretion. For a period of 12 months from and after the effective date of the Impax Transaction, this Plan may not be amended, modified, suspended or terminated except with the express written consent of each Participant who would be adversely affected by any such amendment, modification, suspension or termination. After the expiration of such 12-month period, this Plan may be amended or terminated by the Severance Plan Benefits Committee at any time and from time to time, in its sole discretion (provided, that no such amendment or termination shall materially and adversely affect the rights of any Participant who has experienced a Qualifying Termination on or prior to such amendment or termination).

E.	General Rules

1.	Neither this Plan nor any action taken with respect to it shall confer upon any person the right to continue in the employ of the Company Group, nor are any contractual obligations created.

2.	Benefits under this Plan may not be assigned.

3.	Although the Company makes no guarantee with respect to the tax treatment of benefits provided under this Plan and shall not be responsible in any event with regard to non-compliance with Section 409A and the Treasury Regulations promulgated thereunder (“Code Section 409A”), to the fullest extent applicable, severance benefits payable under the Plan are intended to be exempt from the definition of “nonqualified deferred compensation” under Code Section 409A in accordance with one or more of the exemptions available under Code Section 409A, including the short-term deferral exception in Treas. Reg. §1.409A-1(b)(4) and the separation pay exception in Treas. Reg. §1.409A-1(b)(9)(iii). To the extent that any benefit payable or provided under this Plan is or becomes subject to Code Section 409A, the Plan shall be interpreted and administered to the maximum extent possible to comply with Code Section 409A. For purposes of any provision of this Plan providing for the payment of any amount or benefit upon or following a termination of employment that constitutes “nonqualified deferred compensation” under Code Section 409A, a termination of employment shall not be deemed to have occurred unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Plan, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”

F.	ERISA Information

The following information is required to be provided to you under ERISA:

OFFICIAL NAME OF THE PLAN:	Amneal Pharmaceuticals LLC Severance Plan, which is a component plan of the Amneal Pharmaceuticals LLC and Subsidiaries Health and Welfare Benefits Plan

SPONSOR:	Amneal Pharmaceuticals LLC
400 Crossing Boulevard, 3rd Floor
Bridgewater, New Jersey 08807

EMPLOYER IDENTIFICATION NUMBER (EIN):	90-0186021

PLAN NUMBER:	501

TYPE OF PLAN:	Welfare Severance Benefit Plan

PLAN YEAR:	The Plan Year is the calendar year.

TYPE OF ADMINISTRATION:	Company Administered

PLAN ADMINISTRATOR:	Benefits Manager
Amneal Pharmaceuticals LLC
400 Crossing Boulevard, 3rd Floor
Bridgewater, New Jersey 08807
Telephone: 908-409-6854

G.	Plan Administrator

The Plan Administrator has the sole authority and discretion to control and manage the operation and administration of the Plan. The Plan Administrator shall have all of the powers necessary or appropriate to enable it to carry out its duties in connection with the operation and administration of the Plan, including, without limitation thereto, the power to construe the terms of the Plan, to determine eligibility for benefits, make all legal and factual determinations and to make and establish (and thereafter change) rules, regulations and procedures with respect to the operations of the Plan, and shall also have all of the powers elsewhere herein conferred upon it.

Subject to the limitations of applicable law, the Plan Administrator may delegate any and all of its powers and responsibilities hereunder to other persons. The Plan Administrator and its designees shall not be liable for any action or determination made in good faith with respect to the Plan. The Company shall, to the fullest extent permitted by law, indemnify and hold harmless the Plan Administrator (and, if applicable, each member of the committee comprising the Plan Administrator) and each director, officer and employee of the Company for liabilities or expenses that they and each of them incur in carrying out their respective duties under the Plan, other than for any liabilities or expenses arising out of such individual’s willful misconduct or fraud.

The Plan Administrator keeps records of the Plan and is responsible for the administration of the Plan. The Plan Administrator or its designee will also answer any questions you may have about the Plan. Service of legal process may be made upon the Plan Administrator. If the position designated above as Plan Administrator no longer exists or is not filled at any particular time (or the person filling such position is incapacitated), the Company shall appoint another person or position to act as Plan Administrator hereunder.

All severance pay and other benefits under the Plan are paid out of the general assets of the Company. The Plan is not funded and has no assets.

H.	Claims Procedure

If you are a Participant in the Plan, you will automatically receive the benefits to which you are entitled under the Plan. If you (or your beneficiary, if applicable) believe you have not been provided with all benefits to which you are entitled under the Plan, you may file a written claim with the Claim Administrator, who is the Benefits Manager, at Amneal Pharmaceuticals LLC, 400 Crossing Boulevard, 3rd Floor, Bridgewater, NJ 08807; Telephone: 908-409-6854, with respect to your rights to receive benefits from the Plan. You will be informed of the Claim Administrator’s decision with respect to your claim within 90 days after it is filed. Under special circumstances, the Claim Administrator may require an additional period of not more than 90 days to review your claim. If that happens, you will receive a written notice of that fact, which will also indicate the special circumstances requiring the extension of time and the date by which the Claim Administrator expects to make a determination with respect to the claim. If the extension is required due to your failure to submit information necessary to decide the claim, the period for making the determination will be tolled from the date on which the extension notice is sent until the date on which you respond to the Plan’s request for information to the extent required by law.

If a claim is denied in whole or in part, or any adverse benefit determination is made with respect to the claim, you will be provided with a written notice setting forth the reason for the determination, along with specific references to Plan provisions on which the determination is based. This notice will also provide an explanation of what additional information is needed to evaluate the claim (and why such information is necessary), together with an explanation of the Plan’s claims review procedure and the time limits applicable to such procedure, as well as a statement of your right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on review.

If your claim has been denied, or an adverse benefit determination has been made, you may request that the Severance Plan Benefits Committee (who acts on behalf of the Plan Administrator with respect to appeals under the Plan) review the denial. The request must be in writing, must be made within 60 days after written notification of denial, and must be sent to the following address: Severance Plan Benefits Committee, c/o Benefits Manager, Amneal Pharmaceuticals LLC, 400 Crossing Boulevard, 3rd Floor, Bridgewater, NJ 08807; Telephone: 908-409-6854. In connection with this request, you (or your duly authorized representative) are entitled to (i) be provided, upon written request and free of charge, with reasonable access to (and copies of) all documents, records, and other information relevant to the claim; and (ii) submit to the Severance Plan Benefits Committee written comments, documents, records, and other information related to the claim.

The review by the Severance Plan Benefits Committee will take into account all comments, documents, records, and other information you submit relating to the claim. The Severance Plan Benefits Committee will make a final written decision on a claim review, in most cases within 60 days after receipt of a request for a review. In some cases, the claim may take more time to review, and an additional processing period of up to 60 days may be required. If that happens, you will receive a written notice of that fact, which will also indicate the special circumstances requiring the extension of time and the date by which the Severance Plan Benefits Committee expects to make a determination with respect to the claim. If the extension is required due to your failure to submit information necessary to decide the claim, the period for making the determination will be tolled from the date on which the extension notice is sent to you until the date on which you respond to the Plan’s request for information to the extent required by law.

The Severance Plan Benefits Committee’s decision on the claim for review will be communicated to you in writing. If an adverse benefit determination is made with respect to the claim, the notice will include: (i) the specific reason(s) for any adverse benefit determination, with references to the specific Plan provisions on which the determination is based; (ii) a statement that you are entitled to receive, upon request and free of charge, reasonable access to (and copies of) all documents, records and other information relevant to the claim; and (iii) a statement of your right to bring a civil action under Section 502(a) of ERISA. The decision of the Severance Plan Benefits Committee is final, conclusive and binding on all parties.

The foregoing procedures must be exhausted before you bring a legal action seeking payment of benefits under the Plan, clarification of a right to future benefits under the Plan, or enforcement of rights under the Plan’s terms. In addition, you may not bring such a legal action more than 180 days after your receipt of the notice of decision on your request for review.

I.	ERISA Rights

As a Participant in the Plan you are entitled to certain rights and protections under ERISA. ERISA provides that all Plan participants shall be entitled to:

Receive Information About Your Plan and Benefits

•	Examine, without charge, at the Plan Administrator’s office and at other specified locations, such as worksites, all documents governing the Plan, including a copy of the latest annual report (Form 5500 Series), if any, filed by the Plan with the U.S. Department of Labor and available at the Public Disclosure Room of the Employee Benefits Security Administration.

•	Obtain, upon written request to the Plan Administrator, copies of documents governing the operation of the Plan, including copies of the latest annual report (Form 5500 Series), if any, and an updated summary plan description. The Plan Administrator may make a reasonable charge for the copies.

•	Receive a summary of the Plan’s annual financial report (if any). The Plan Administrator is required by law to furnish each participant with a copy of any summary annual report.

Prudent Actions by Plan Fiduciaries

In addition to creating rights for Plan participants, ERISA imposes duties upon the people who are responsible for the operation of the Plan. The people who operate your Plan, called “fiduciaries” of the Plan, have a duty to do so prudently and in the interest of you and other Plan participants and beneficiaries. No one, including your employer, or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a welfare benefit or exercising your rights under ERISA.

Enforce Your Rights

If your claim for a benefit is denied or ignored, in whole or in part, you have a right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request a copy of Plan documents or the latest annual report, if any, from the Plan and do not receive them within 30 days, you may file suit in a Federal court. In such a case, the court may require the Plan Administrator to provide materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator. If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a state or Federal court subsequent to exhausting the Plan’s claims procedures. If you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a Federal court. The court will decide who should pay court costs and legal fees. If you are successful the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees, for example, if it finds your claim is frivolous.

Assistance with Your Questions

If you have any questions about the Plan, you should contact the Benefits Manager. If you have any questions about this statement or about your rights under ERISA, or if you need assistance in obtaining documents from the Benefits Manager, you should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington, D.C. 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

APPENDIX A*

Level	Positional Severance	Standard Severance	Bonus/Incentive	Partially Subsidized COBRA Coverage	Outplacement
Below Manager	6 weeks Base Pay	6 weeks Base Pay plus 2 weeks per year of service from date of commencement of employment with the Company Group, up to a maximum 26 weeks	Prorated bonus for # days worked during the performance year	Duration of Severance Period	Duration of Severance Period, but not to exceed 26 weeks.
Manager	8 weeks Base Pay
Senior Manager, Associate Director	12 weeks Base Pay
Director	18 weeks Base Pay
Senior Director	26 weeks Base Pay
Vice President	39 weeks Base Pay
SVP / EVP	52 weeks Base Pay		12 months target bonus

*	Participants eligible to receive (i) the greater of (A) Positional Severance and (B) Standard Severance; (ii) Bonus/Incentive; (iii) Partially subsidized COBRA coverage; and (iv) Outplacement.